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                                  EXHIBIT 2.2
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                                     (LOGO)
                             Paxson Communications
                                  Corporation

                                                           December 2, 1994

Mr. Jose Oti
Sandino Telecasters, Inc.
9229 Utica Avenue
Rancho Cucamonga, CA 91730

                 Re:      KZKI-TV
                          San Bernardino, California

Dear Mr. Oti:

         We have this date entered into an Asset Purchase Agreement pursuant to which Paxson Communications Corp. has agreed to purchase Television Station KZKI-TV ("KZKI-TV") in San Bernardino, California from Sandino Telecasters, Inc. ("STI"). This will evidence our agreement that in the event that Paxson Communications Corp. ("PCC") or any affiliate or assignee of PCC which purchases KZKI-TV (the "Purchaser") execute an agreement to sell directly or indirectly, KZKI-TV or any interest therein within 18 months from the Closing of the acquisition from STI to either Roland Hernandez (or an entity in which Roland Hernandez has a direct or indirect interest) or to CanWest Global Communications Corp. (or to an entity in which CanWest Global Communications Corp. or its principals has a direct or indirect interest), then the Purchaser will split with STI, on a 50-50 basis, the net profits, if any, that it receives from such subsequent sale of KZKI-TV or any interest therein. For purposes of this letter, net profits shall mean the purchase price received by the Purchaser less (i) the purchase price paid by the Purchaser to STI, (ii) the Purchaser's transaction costs incurred in purchasing KZKI-TV from STI and in selling KZKI-TV to one of the purchasers listed above, and (iii) 105% of PCC's investment in KZKI-TV during its period of ownership, less the amounts referred to in clauses (i) and (ii) hereof.

         The Purchaser shall be under no obligation to consult with STI with regard to any proposed sale of KZKI-TV, nor to discuss with STI the proposed purchaser
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Mr. Jose Oti
December 2, 1994
Page -2-

or the proposed purchase price. Furthermore, for purposes of this letter agreement, the Purchaser is under no obligation to maximize the purchase price or to notify STI of its negotiations until a definitive purchase agreement has been executed. Nothing in this letter shall be deemed to grant STI any rights or interests in KZKI-TV or any transaction involving KZKI-TV. The Purchaser shall retain exclusive responsibility for and control over the business operations of KZKI-TV and the Purchaser shall, in its sole discretion, has the exclusive right to decide whether to enter into any transaction involving KZKI-TV and whether to consummate any such transaction.

         This letter agreement is not governed by the first sentence of Section
11.9 of the Asset Purchase Agreement. The Asset Purchase Agreement shall be deemed to be amended hereby and any conflict between the Asset Purchase Agreement and this letter agreement shall be resolved in favor of the letter. Please indicate your consent to the foregoing by executing the enclosed the enclosed copy of this letter and returning it to me.

                                           Sincerely yours,

                                           Lowell W. Paxson
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                                           Lowell W. Paxson
                                           Chairman & CEO

Agreed and Accepted:

SANDINO TELECASTERS, INC.


By:      Jose Oti
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Its:     President
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